

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

May 23, 2018

Via E-mail
Anthony Green
Chief Legal Officer
Annaly Capital Management Inc.
1211 Avenue of the Americas, 41st Floor
New York, NY 10036

      Re: Annaly Capital Management Inc.
               Registration Statement on Form S-4
               Filed May 16, 2018
               File No. 333-224968

Dear Mr. Green:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at 202-551-3758 with any questions.

               Sincerely,

               /s/ Sandra Hunter Berkheimer

               Sandra Hunter Berkheimer
               Staff Attorney
               Office of Real Estate and
               Commodities

cc: Adam O. Emmerich
       Wachtell, Lipton, Rosen & Katz
       Via E-mail